UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission file number: 001-39278

Kingsoft Cloud Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

Building D, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road,

Haidian District

Beijing, 100085, the People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Results of Kingsoft Cloud Holdings Limited’s Annual General Meeting

At Kingsoft Cloud Holdings Limited’s (“Kingsoft Cloud” or the “Company”) annual general meeting of shareholders held on June 30, 2023 in Beijing, China (the “AGM”), the shareholders of the Company duly adopted the following ordinary resolutions proposed by the Company:

Resolution 1: To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2022 and the reports of the directors of the Company (the “Director(s)”) and independent auditor thereon.

Resolution 2: To re-elect Mr. He Haijian as an executive Director.

Resolution 3: To re-elect Dr. Qiu Ruiheng as a non-executive Director.

Resolution 4: To re-elect Ms. Qu Jingyuan as an independent non-executive Director.

Resolution 5: To authorize the board of directors of the Company (the “Board”) to fix the remuneration of the Directors of the Company.

Resolution 6: To re-appoint Ernst & Young as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the audit committee of the Board to fix their remuneration for the year ending December 31, 2023.

Resolution 7: To give a general mandate to the Directors of the Company to issue, allot and deal with additional Shares and/or ADSs of the Company not exceeding 20% of the total number of issued Shares of the Company as at the date of passing this resolution (the “Issuance Mandate”).

Resolution 8: To give a general mandate to the Directors of the Company to repurchase the Company’s Shares and/or ADSs not exceeding 10% of the total number of issued Shares of the Company as at the date of passing this resolution (the “Repurchase Mandate”).

Resolution 9: Conditional upon the passing of resolutions nos. 7 and 8, to extend the Issuance Mandate granted to the Directors of the Company to issue, allot and deal with additional Shares and/or ADSs in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company under the Repurchase Mandate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; general economic and business conditions in China; assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC and HKEX:3896) is a leading independent cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement – (1) Poll Results of the Annual General Meeting Held on June 30, 2023, and (2) Update Announcement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kingsoft Cloud Holdings Limited

Date: June 30, 2023	By:	/s/ Haijian He
Name: Haijian He
Title: Chief Financial Officer and Director